Exhibit 3.41

LIMITED LIABILITY COMPANY AGREEMENT

OF

CRESTWOOD MARCELLUS PIPELINE LLC

(a Delaware Limited Liability Company)

THIS LIMITED LIABILITY COMPANY AGREEMENT (this “Agreements”) of Crestwood Marcellus Pipeline LLC, dated as of the 23rd day of February, 2012, is hereby adopted, executed and agreed to by the person listed below as the sole Member of the Company.

1. Formation. Crestwood Marcellus Pipeline LLC (the “Company”) was formed on the date hereof, as a Delaware limited liability company under and pursuant to the Delaware Limited Liability Company Act, as amended (the “Act”).

2. Term. The Company shall have a perpetual existence.

3. Purposes. The purposes of the Company are to carry on any lawful business, purpose or activity for which limited liability companies may be formed under the Act. The Company shall have all of the powers to conduct such business as permitted under the Act.

4. Member. Crestwood Midstream Partners LP, a Delaware limited partnership, is the sole member of the Company (such member or its successor, the “Member”).

5. Allocations. The Member shall receive the allocation of all profits, losses, gains, deductions and credits with respect to the operations of the Company.

6. Contributions. Without creating any rights in favor of any third party, the Member may, from time to time, make contributions of cash or property to the capital of the Company, but shall have no obligation to do so.

7. Distributions. The Member shall be entitled (a) to receive all distributions (including, without limitation, liquidating distributions) made by the Company and (b) to enjoy all other rights, benefits and interests as a member in the Company.

8. Management. The business affairs of the Company shall be managed by the Member. The Member shall make all decisions and elections for the Company and have the maximum authority permitted under the Act to bind the Company with respect to any matter, contract or agreement without the consent or approval of any other party. The Member may from time to time delegate to one or more persons such authority as the Member may deem advisable and may elect one or more persons as a president, vice president, secretary, treasurer or any other title of an officer (“Officer”) of the Company as determined by the Member to act on behalf of the Company with respect to any matter or matters delegated to such person by the Member. No Officer need be a resident of the State of Delaware. In the event the Member appoints a person as an Officer of the Company, the Member shall be deemed to have assigned and may thereafter assign titles to particular Officers. Unless the Member decides otherwise, all Officers of the Company, as between themselves and the Company, shall have such authority, perform such duties and manage the Company in the same manner as an officer of a corporation as provided under the Delaware General Corporation Law in effect as of the date hereof.

9. Tax Matters. The Company and the Member shall comply with all requirements of the Internal Revenue Code of 1986, as amended, with respect to the Company. In this regard, the Company shall be disregarded as an entity separate from the Member for federal tax purposes as provided in Treasury Regulations Section 301.7701-3.

10. Indemnification. To the fullest extent allowed under the laws of the State of Delaware, the Company shall indemnify the Member and the Officers (each, an “Indemnified Person”) from and against any and all losses, claims, damages, liabilities, joint or several, expenses (including reasonable legal fees and expenses), judgments, fines, settlements, and other amounts arising from any and all claims, demands, actions, suits or proceedings, civil, criminal, administrative or investigative, that relate to the operations of the Company as set forth in this Agreement in which such Indemnified Person may be involved, or is threatened to be involved, as a party or otherwise, REGARDLESS OF WHETHER ARISING FROM ANY ACT OR OMISSION WHICH CONSTITUTED THE SOLE, PARTIAL OR CONCURRENT NEGLIGENCE (WHETHER ACTIVE OR PASSIVE) OF SUCH INDEMNIFIED PERSON, unless it is established that: (a) the act or omission of such Indemnified Person was material to the matter giving rise to the proceeding and either was committed in bad faith or was the result of active and deliberate dishonesty; (b) such Indemnified Person did not reasonably believe that it was acting in the best interests of the Company; (c) such Indemnified Person actually received an improper personal benefit in money, property or services; or (d) in the case of any criminal proceeding, such Indemnified Person had reasonable cause to believe that the act or omission was unlawful. The termination of any proceeding by judgment, order or settlement does not create a presumption that such Indemnified Person did not meet the requisite standard of conduct set forth in this Section 10. The termination of any proceeding by conviction or upon a plea of nolo contendere or its equivalent, or an entry of an order of probation prior to judgment, creates a rebuttable presumption that such Indemnified Person acted in a manner contrary to that specified in this Section 10. Any indemnification pursuant to this Section 10 shall be made only out of the assets of the Company, including insurance proceeds, if any.

11. Transfers. The Member may freely transfer all or any part of its membership interest in the Company at any time. Any such transferee shall become an additional or substituted Member of the Company, as applicable, with full rights of a Member as set forth herein and in the Act.

12. Dissolution. The Company shall dissolve and its affairs shall be wound up at such time, if any, as the Member may elect or as may be required under the Act. No other event will cause the Company to dissolve.

13. Amendment. This Agreement may be amended, supplemented or restated at any time by and with the written consent of the Member.

14. Governing Law. THIS AGREEMENT IS GOVERNED BY AND SHALL BE CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE (EXCLUDING ITS CONFLICT-OF-LAWS RULES).

[Signature Page Follows]

IN WITNESS HEREOF, the undersigned, being the sole Member of the Company, has caused this Agreement to be duly adopted by the Company effective as of the date first above written.

MEMBER:

CRESTWOOD MIDSTREAM PARTNERS LP

By:	Crestwood Gas Services GP LLC, a Delaware limited liability company, its General Partner

By:
Name:	Kelly Jameson
Title:	Senior Vice President and Secretary